UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Daybreak Oil And Gas, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

239559107
(CUSIP Number)

Oliver Jimenez	With copies to:
Chief Compliance Officer	James G. Smith
Platinum Management (NY) LLC	Tarter Krinsky & Drogin LLP
152 West 57th Street, 4th Floor	1350 Broadway, 11th Floor
New York, New York 10019	New York, New York 10018
(212) 582-2222	(212) 216-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 239559107

1	NAMES OF REPORTING PERSONS
Maximilian Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER

NUMBER OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	5,694,823
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON	0
WITH	10	SHARED DISPOSITIVE POWER

	5,694,823

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,694,823 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒ See Item 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 239559107

1	NAMES OF REPORTING PERSONS

Platinum Credit Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER

NUMBER OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	5,694,823
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON	0
WITH	10	SHARED DISPOSITIVE POWER

	5,694,823

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,694,823 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒ See Item 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 239559107

1	NAMES OF REPORTING PERSONS

Mark Nordlicht
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER

NUMBER OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	5,694,823
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON	0
WITH	10	SHARED DISPOSITIVE POWER

	5,694,823

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,694,823 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒ See Item 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%
14	TYPE OF REPORTING PERSON

IN

ITEM 1.	SECURITY AND ISSUER.

This statement relates to the Common Stock, $0.001 par value, (the “Common Stock”) of Daybreak Oil And Gas, Inc. (the “Issuer”).  The Issuer’s principal executive office is located at 601 W. Main Ave., Suite 1017, Spokane, Washington 99201.

ITEM 2.	IDENTITY AND BACKGROUND.

Maximilian Investors, LLC, a Delaware limited liability company (“Maximilian”) is filing this statement on Schedule 13D.  Platinum Credit Management LP, a Delaware limited partnership, (“Platinum Management”) is the investment manager of Maximilian.  Mark Nordlicht, a United States citizen, (“Mr. Nordlicht”) is the Chief Investment Officer and principal owner of Platinum Management.

The shares of Common Stock beneficially owned by Maximilian is owned directly by Maximilian.

The principal business address for each of Maximilian, Platinum Management and Mr. Nordlicht is 152 West 57th Street, 4th Floor, New York, New York 10019.

The principal business of Maximilian is that of a private investment fund engaged in the purchase and sale of securities for its own account.  The principal business of Platinum Management is providing investment management services.  Mr. Nordlicht’s principal occupation is serving as the Chief Investment Officer of Platinum Management and related entities.

During the last five years, none of Maximilian, Platinum Management or Mr. Nordlicht has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of Maximilian, Platinum Management or Mr. Nordlicht has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The purchase price used to acquire the securities beneficially owned by Maximilian was funded by working capital of Maximilian.  See Item 4 below.

ITEM 4.	PURPOSE OF TRANSACTION.

Loan Agreement

The Issuer and Maximilian entered into an Amended and Restated Loan and Security Agreement dated as of August 28, 2013 (the “Amended Loan Agreement”).  The Amended Loan Agreement amended and restated in its entirety the Loan and Security Agreement dated as of October 31, 2012 between the Issuer and Maximilian.  Pursuant to the Amended Loan Agreement, interest on the Issuer’s loans thereunder, including outstanding indebtedness, was decreased from 18% per annum to 12% per annum, with a monthly commitment fee of 0.5% per month of the outstanding principal balance of the loans remaining unchanged.  Loans under the Amended Loan Agreement will mature on August 28, 2017.  The obligations under the Amended Loan Agreement are secured by a perfected first priority security interest in substantially all of the assets of the Issuer, including the Issuer’s leases in Kern County, California.  Pursuant to the Amended Loan Agreement, the Issuer’s revolving credit facility was increased to $90 million, divided into two borrowing sublimits.  The first borrowing sublimit is $50 million and is for borrowing by the Issuer, primarily for its ongoing oil and gas exploration and development activities.  The second borrowing sublimit, of $40 million, is for loans to be extended by the Issuer, as lender, to App Energy, LLC, a Kentucky limited liability company (“App Energy”), as borrower pursuant to a Loan and Security Agreement entered into between the Issuer and App Energy as of August 28, 2013.

The Amended Loan Agreement contains customary covenants for loans of such type, including among other things, covenants that restrict the Issuer’s ability to make capital expenditures, incur indebtedness, incur liens and dispose of property.  The Amended Loan Agreement also contains various events of default, including failure to pay principal and interest when due, breach of covenants, materially incorrect representations and bankruptcy or insolvency.  If an event of default occurs, all of the Issuer’s obligations under the Amended Loan Agreement could be accelerated by Maximilian, causing all loans outstanding (including accrued interest and fees payable thereunder) to be declared immediately due and payable.

The Issuer also granted to Maximilian (i) a 10% working interest in the Issuer’s share of certain oil and gas leases in Kern County, California, and (ii) a 50% net profits interest, after the Issuer recovers its investment, in the Issuer’s 25% working interest in the Twin Bottoms Field in Lawrence County, Kentucky.

As consideration for Maximilian entering into the Amended Loan Agreement and facilitating the Issuer’s transactions with App Energy, as of August 28, 2013, the Issuer issued to Maximilian (a) 6,122,552 shares of Common Stock, and (b) a three year warrant to purchase up to 6,122,552 shares of Common Stock, at a strike price of $0.10 per share.  As a result, Maximilian was deemed to beneficially own 12,245,104 shares of the Issuer’s Common Stock, which, at that time, constituted 20.1% of the Issuer’s issued and outstanding Common Stock.

Amendment to Warrant Agreement

On February 14, 2014, the warrant was amended to prohibit Maximilian from exercising any of the warrant to the extent that, following such exercise, Maximilian would be deemed to beneficially own (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) more than 9.99% of the outstanding shares of the Issuer’s Common Stock (the “Blocker”).  The Warrant also provides that such restriction may not be waived by either the issuer or Maximilian.  As a result, Maximilian was deemed to beneficially own 6,122,552 shares of the Issuer’s Common Stock, which, at that time, constituted 11.0% of the Issuer’s issued and outstanding Common Stock.

Share Exchange Agreement

On May 19, 2014, the Issuer and Maximilian entered into a Share Exchange Agreement pursuant to which Maximilian surrendered to the Issuer 427,729 shares of Common Stock.  In exchange for such shares, the Issuer issued to Maximilian a warrant to purchase up to 427,729 shares of Common Stock.  The warrant, which is subject to the Blocker as described above, is exercisable at $0.10 per share and expires on August 28, 2016.  As a result, Maximilian is now deemed to beneficially own 5,694,823 shares of the Issuer’s Common Stock, which constitutes 9.99% of the Issuer’s issued and outstanding Common Stock, based on 57,005,236 shares of Common Stock issued and outstanding.

Subsequent Transactions

Except as indicated herein, none of Maximilian, Platinum Management or Mr. Nordlicht has any plan or proposal that relate to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.   However, any of Maximilian, Platinum Management or Mr. Nordlicht may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

Neither the fact of this filing a Schedule 13D nor anything contained herein shall be deemed to be an admission by any of Maximilian, Platinum Management or Mr. Nordlicht that Maximilian has acquired or holds the securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

As of May 27, 2014, Maximilian beneficially owns 5,694,823 shares of the Issuer’s Common Stock, which constitutes 9.99% of the Issuer’s issued and outstanding Common Stock, based on 57,005,236 shares of the Issuer’s Common Stock issued and outstanding.  In addition, subject to the limitations set forth in the Blocker, as described above, Maximilian owns warrants to purchase up to 6,550,281 shares of Common Stock.  The warrants are exercisable at $0.10 per share and expires on August 28, 2016.

Except as set forth in Item 4 and this Item 5, no other transactions with the Issuer’s Common Stock were effected by any of Maximilian, Platinum Management or Mr. Nordlicht during the past sixty days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth in Items 4 and 5 hereof, which are incorporated herein by reference, or as described in this Item 6, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among Maximilian, Platinum Management or Mr. Nordlicht, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

See Exhibit Index appearing following the signature page hereto, which is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: May 27, 2014

MAXIMILIAN INVESTORS, LLC

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

PLATINUM CREDIT MANAGEMENT LP

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

/s/ MARK NORDLICHT
Mark Nordlicht

EXHIBIT INDEX

Number	Description

1.	Amended and Restated Loan and Security Agreement dated as of August 28, 2013 (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the Commission on September 3, 2013).

2.	Assignment of Net Profits Interest dated as of August 28, 2013 (incorporated by reference to Exhibit 10.4 of the Issuer’s Form 8-K filed with the Commission on September 3, 2013).

3.	Warrant Agreement dated as of August 28, 2013 (incorporated by reference to Exhibit 10.5 of the Issuer’s Form 8-K filed with the Commission on September 3, 2013).

4.	First Amendment to Warrant Agreement dated as of February 14, 2014 filed here as Exhibit A.

5.	Share Exchange Agreement dated as of May 19, 2014 filed here as Exhibit B.

6.	Joint Filing Agreement filed here as Exhibit C.

Exhibit A
FIRST AMENDMENT TO WARRANT AGREEMENT

This FIRST AMENDMENT TO WARRANT AGREEMENT (this “Amendment”) is dated as of Feb 14, 2014, between DAYBREAK OIL AND GAS, INC., a Washington corporation with its chief executive offices located at 601 W. Main Ave., Suite 1017, Spokane, Washington 99201 (the “Company”), and MAXIMILIAN INVESTORS LLC, a Delaware limited liability company with an address of 152 West 57th Street, 54th Floor, New York, New York 10019 (together with any successors or assigns, the “Subscriber”).

W I T N E S S E T H:

WHEREAS, the Company and the Subscriber entered into that certain Warrant Agreement dated as of August 28, 2013 (the “Original Warrant”), pursuant to which the Company issued a three (3) year warrant to the Subscriber to purchase shares of the Company’s common stock, $0.001 par value (the “Common Stock”), on the terms and conditions set forth therein.

WHEREAS, the Company and Subscriber now desire to amend the Original Warrant and enter into the other agreements, as set forth herein.

WHEREAS, capitalized terms used and not defined herein have the meanings given to them in the Original Warrant.

NOW, THEREFORE, in consideration of the foregoing premises, the agreements herein set forth and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

(a)        Section 1 of the Original Warrant is hereby amended and restated in its entirety as follows:

“1.            Grant.  The Subscriber is hereby granted the right to purchase, at any time from the date hereof until 5:00 P.M., New York City time, on the date which is three (3) years from the date hereof (the “Warrant Exercise Term”), up to a number of shares of Common Stock (the “Shares”) equal to the Warrant Percentage (as defined below) of the Fully Diluted Shares of Common Stock of the Company (as defined below), subject to the limitations in this Section 1, at an exercise price (subject to adjustment as provided in paragraph 6 hereof) equal to $0.10 per share (the “Exercise Price”).  For purposes of this Warrant, the “Warrant Percentage” shall mean nine and ninety-nine one-hundredths percent (9.99%), subject to the penultimate sentence of this Section 1.  As used herein, the term “Fully Diluted Shares of Common Stock of the Company” means the aggregate number of shares of Common Stock outstanding on a pro forma basis on the date hereof after giving effect to the exercise of all options and warrants and the conversion of all convertible Preferred Stock and convertible debt outstanding on the date hereof all as set forth on the capitalization schedule provided by the Company (the “Pro Forma Cap Table”).  Notwithstanding anything to the contrary set forth in this Warrant, the Subscriber shall not be permitted to purchase Shares pursuant to this Warrant to the extent that, following such purchase, the Subscriber would be being deemed to be the “beneficial owner” (as such term is defined in Section 13d-3 of the Securities Exchange Act of 1934, as amended) of more than nine and ninety-nine one-hundredths percent (9.99%) of the Company’s outstanding Common Stock.  The foregoing restriction may not be waived by either party.”

(b)        Successors.  All the covenants and provisions of this Amendment by or for the benefit of the Company and the Subscriber inure to the benefit of their respective successors and assigns hereunder.

(c)        Governing Law.  This Amendment shall be deemed to be a contract made under the laws of the State of New York with respect to contracts made and to be wholly performed in said State and for all purposes shall be construed in accordance with the laws of said State without regard to the principles of conflicts of law thereof that would defer to the substantive laws of another jurisdiction.

(d)        Counterparts.  This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed, as of the day and year first above written.

DAYBREAK OIL AND GAS, INC., a Washington corporation

By:	/s/ JAMES F. WESTMORELAND
Name: James F. Westmoreland
Title: President and Chief Executive Officer

MAXIMILIAN INVESTORS LLC, a Delaware limited liability company, as “Subscriber”

By:	/s/ ROBERT MAXIMILIAN LEVY
Name: Robert Maximilian Levy
Title: Portfolio Manager

Exhibit B

SHARE EXCHANGE AGREEMENT

This SHARE EXCHANGE AGREEMENT (this “Agreement”) is made as of May 19, 2014 by and among DAYBREAK OIL AND GAS, INC., a Washington corporation (the “Company”), and MAXIMILIAN INVESTORS LLC, a Delaware limited liability company (the “Shareholder”).

WHEREAS, the Shareholder is the owner, beneficially and of record, of 6,122,552 shares (the “Shares”) of the Company’s common stock, $0.001 par value (the “Common Stock”).

WHEREAS, the Shareholder is also the owner, beneficially and of record, of warrants (“Warrants”) to purchase up to 6,122,552 shares of Common Stock, all on the terms and subject to the limitations set forth in that certain Warrant Agreement dated as of August 28, 2013 by and between the Company and the Shareholder, as amended by the First Amendment to Warrant Agreement dated as of February 14, 2014 (as amended, the “Warrant Agreement”).

WHEREAS, the Shareholder wishes to exchange 427,729 Shares (such Shares, the “Exchanged Shares”) for Warrants to purchase up to 427,729 shares of Common Stock, as set forth in this Agreement (such Warrants, the “Exchanged Warrants”).

NOW THEREFORE, in consideration of the foregoing, the mutual covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

Section 1.      Surrender of Exchanged Shares.  The Shareholder covenants and agrees to assign and surrender to the Company the Exchanged Shares and, in consideration of such assignment and surrender, the Company hereby agrees to issue to the Shareholder the Exchanged Warrants, on the terms and subject to the conditions set forth in the warrant certificate attached hereto as Exhibit A and the Warrant Agreement.

Section 2.      Closing.  The completion of the transactions contemplated in this Agreement shall take place contemporaneously upon the execution of this Agreement by the parties.

Section 3.      Representations and Warranties of the Shareholders.  The Shareholder hereby represents and warrants to the Company that:

(a)            The Shareholder owns the Exchanged Shares, as described in the recitals hereto, registered in its name on the books and records of the Company, and upon their assignment and surrender to the Company in exchange for the Exchanged Warrants, the Company shall have good and marketable title thereto, free of any claim, lien, security interest or encumbrance of any nature or kind and free of any rights or privileges capable of becoming claims, liens, security interests or encumbrances, and the Shareholder is entitled to transfer and assign the Exchanged Shares to the Company, free and clear of any such claims, liens, security interests, encumbrances, rights and privileges.

(b)            There are no judgments or executions outstanding against the Shareholder, nor are there any suits, actions or legal, administrative, arbitration or other procedures or governmental investigations or any adverse change pending or, to the knowledge of the Shareholder, threatened, against the Shareholder which might impair or affect the ability of the Shareholder to transfer and assign the Exchanged Shares to the Company in accordance with the provisions of this Agreement.

Section 4.      Representations and Warranties of the Company.  The Company hereby represents and warrants to the Shareholder that:

(a)            There are no judgments or executions outstanding against the Company, nor are there any suits, actions or legal, administrative, arbitration or other procedures or governmental investigations or any adverse change affecting the business, operations, prospects, property or affairs of the Company pending or, to the knowledge of the Company, threatened, against the Company which might impair or affect the ability of the Company to exchange the Exchanged Shares for the Exchanged Warrants as contemplated by this Agreement.

Section 5.      Further Assurances.  Each party hereto agrees to perform any and all further acts and to execute and deliver any documents which may reasonably be necessary to carry out the provisions of this Agreement.

Section 6.      Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflict of laws rules.

Section 7.      Binding Effect.  This Agreement is binding on, and will inure to the benefit of, the parties hereto and their respective successors, permitted assigns, heirs, and legal representatives.

Section 8.      Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.

Section 9.      Entire Agreement.  This Agreement contains the entire agreement of the parties and embodies all the representations and warranties which have been made between them with respect to the subject matter hereof.  All previous agreements or understandings between the parties hereto with respect to its subject matter, whether in writing or oral, are merged into this Agreement.

Section 10.   Severability.  In the event that any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been contained herein, unless the deletion of such provision or provisions would result in such a material change so as to cause completion of the transactions contemplated herein to be unreasonable.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMPANY:

DAYBREAK OIL AND GAS, INC.

By:	/s/ JAMES F. WESTMORELAND
Name:	James F. Westmoreland
Title:	President and Chief Executive Officer

SHAREHOLDER:

MAXIMILIAN INVESTORS LLC

By:	/s/ ROBERT MAXIMILIAN LEVY
Name:	Robert Maximilian Levy
Title:	Portfolio Manager

EXHIBIT A

NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT (I) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, (II) TO THE EXTENT APPLICABLE, PURSUANT TO RULE 144 UNDER THE ACT (OR ANY SIMILAR RULE UNDER SUCH ACT RELATING TO THE DISPOSITION OF SECURITIES, OR (III) UPON THE DELIVERY BY THE HOLDER TO THE COMPANY OF AN OPINION OF COUNSEL, REASONABLY SATISFACTORY TO COUNSEL TO THE COMPANY, STATING THAT AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT IS AVAILABLE. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.”

EXERCISABLE ON OR BEFORE

5:00 P.M., NEW YORK TIME, August 28, 2016

No. W‑ 051514 427,729 Warrants

WARRANT CERTIFICATE

This Warrant Certificate is issued pursuant to, and subject to, the Warrant Agreement as amended by the First Amendment to Warrant Agreement dated February 14, 2014.

This Warrant Certificate certifies that MAXIMILIAN INVESTORS LLC or registered assigns is the registered holder of four hundred twenty-seven thousand, seven hundred twenty-nine (427,729) Warrants to purchase, at any time from August 28, 2013 until 5:00 P.M.  New York City time on August 28, 2016 (“Expiration Date”) up to four hundred twenty-seven thousand, seven hundred twenty-nine (427,729) shares (“Shares”) of fully-paid and nonassessable common stock, $0.001 par value (“Common Stock”), of Daybreak Oil and Gas, Inc., a Washington corporation (the “Company”), at the initial exercise price, subject to adjustment in certain events (the “Exercise Price”), of $0.10 per Share upon surrender of this Warrant Certificate and payment of the Exercise Price at an office or agency of the Company, but subject to the conditions set forth herein and in the Warrant Agreement dated as of August 28, 2013, as amended by the First Amendment to Warrant Agreement dated February 14, 2014 (as amended, the “Warrant Agreement”) between the Company and the Subscriber therein.  Payment of the Exercise Price may be made in cash, by certified or official bank check in New York Clearing House funds payable to the order of the Company, or any combination of cash or certified or official bank check, in accordance with paragraph 3 of the Warrant Agreement.

No Warrant may be exercised after 5:00 P.M., New York City time, on the Expiration Date, at which time all Warrants evidenced hereby, unless exercised prior thereto, shall thereafter be void.

The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants issued pursuant to the Warrant Agreement, which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to in a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Company and the holders (the words “holders” or “holder” meaning the registered holders or registered holder) of the Warrants.

The Warrant Agreement provides that upon the occurrence of certain events, the Exercise Price and/or number of the Company’s securities issuable thereupon may, subject to certain conditions, be adjusted.  In such event, the Company will, at the request of the holder, issue a new Warrant Certificate evidencing the adjustment in the Exercise Price and the number and/or type of securities issuable upon the exercise of the Warrants; provided, however, that the failure of the Company to issue such new Warrant Certificates shall not in any way change, alter, or otherwise impair, the rights of the holder as set forth in the Warrant Agreement.

Upon due presentment for registration of transfer of this Warrant Certificate at an office or agency of the Company, a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided herein and in the Warrant Agreement, without any charge except for any tax, or other governmental charge imposed in connection therewith.

Upon the exercise of less than all of the Warrants evidenced by this Certificate, the Company shall forthwith issue to the holder hereof a new Warrant Certificate representing such number of unexercised Warrants.

The Company may deem and treat the registered holder(s) hereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, and of any distribution to the holder(s) hereof, and for all other purposes, and the Company shall not be affected by any notice to the contrary.

All terms used in this Warrant Certificate which are defined in the Warrant Agreement shall have the meanings assigned to them in the Warrant Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed.

DAYBREAK OIL AND GAS, INC., a Washington corporation

By:	/s/ JAMES F. WESTMORELAND
Name:
Title:

EXHIBIT B

FORM OF ELECTION TO PURCHASE

The undersigned registered owner of this Warrant hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to purchase _______ Shares and herewith tenders in payment for such Shares cash or a certified or official bank check payable in New York Clearing House Funds to the order of _____________________ in the amount of $_______ all in accordance with the terms this Warrant.

The undersigned requests that a certificate for such Shares be registered in the name of ____________________, whose address is _____________________ and that such Certificate be delivered to _____________, whose address is ___________________________.

The undersigned is an “accredited investor” as defined in Regulation D promulgated under the Securities Act of 1933, as amended.

Name of Registered Owner

Signature of Registered Owner

Street Address

City, State, Zip

IRS Identification Number/Social Security Number

Signature Guaranteed:

NOTE:  The signature to this Form must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank or trust company.  Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.

Exhibit C

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a statement on Schedule 13D and all amendments thereto with respect to the Common Stock of Daybreak Oil And Gas, Inc. beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated: May 27, 2014

MAXIMILIAN INVESTORS, LLC

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

PLATINUM CREDIT MANAGEMENT LP

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

/s/ MARK NORDLICHT
Mark Nordlicht